Ropes & Gray LLP
One Metro Center
700 12th Street N.W.
Suite 900
Washington, D.C. 20005
WRITER’S DIRECT DIAL NUMBER: (202) 508-4662
January 25, 2011
VIA EDGAR
Mr. Vincent Di Stefano
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registrant:	BB&T Funds
	File Nos.:	033-49098 and 811-06719
	Filing Type:	Post-Effective Amendment No. 68 to the Registration Statement on Form N-1A
	Filing Date:	November 29, 2010
Dear Mr. Di Stefano:
     This letter is in response to oral comments provided to the undersigned by Mr. Vincent Di Stefano of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 14, 2011 regarding the post-effective amendment to the registration statement (the “Registration Statement”) of the BB&T Funds (the “Trust”) filed on November 29, 2010.1 The Staff’s comments and the Trust’s responses are set forth below. These responses will be reflected in a post-effective amendment to the Trust’s Registration Statement, which will be filed on or before January 28, 2011.
     Per your request, the Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement and that Staff comments or changes in response to Staff comments with respect to the Trust’s Registration Statement, do not foreclose the Commission from taking any action with respect to the filing. The Trust hereby represents that it will not use the comment process between such Trust and the Commission with respect to the Registration Statement as a defense in any securities-related litigation against the Trust. This representation should not be construed as confirming that there is or is not, in fact, an inquiry or investigation or other matter involving the Trust.
     Unless otherwise indicated, the following comments apply to each instance in which the noted disclosure appears in the Sterling Capital Funds Class A, Class B, and Class C Prospectus and the Sterling Capital Funds Institutional and Class R Shares Prospectus.

[1]	BB&T Funds will be renamed Sterling Capital Funds effective February 1, 2011.

Mr. Vincent Di Stefano	January 25, 2011
General Comments

Comment 1:	Please remove the disclosure regarding Class B shares in the “Purchase and Sale of Fund Shares” section of each applicable prospectus, as such disclosure is neither permitted nor required by Item 6 of Form N-1A.

Response:	The requested change has been made.

Comment 2:	In the Statement of Additional Information, certain fundamental policies provide that a Fund may engage in a particular practice “to the extent permitted by the [Investment Company Act of 1940], or the rules and regulations thereunder as such statute, rules or regulations may be amended from time to time, or by regulatory guidance or interpretation of such statute, rules or regulations.” Please provide adjacent narrative disclosure regarding what is currently permitted pursuant to this disclosure.

Response:	The requested change has been made. An excerpt from the Statement of Additional Information showing the new narrative disclosure is attached hereto as Exhibit A.
Fund-Specific Comments

Comment 3:	Sterling Capital Select Equity Fund’s “Principal Strategy” section states that, under normal market conditions, the Fund primarily invests in domestically traded U.S. common stocks and U.S. equity stocks of foreign companies. Please clarify whether the Fund’s investments in foreign companies are also primarily in common stocks?

Response:	The requested change has been made. The disclosure has been revised to read as follows: “Under normal market conditions, the Fund primarily invests in domestically traded U.S. common stocks, U.S. traded common stocks of foreign companies, and American Depositary Receipts.”

Comment 4:	Sterling Capital Select Equity Fund’s “Principal Strategy” section states that the Fund may invest in preferred stocks, warrants, debt instruments that are convertible to common stock and that are investment grade, exchange-traded funds and other registered investment companies that invest in commodity-related securities, and options. Please replace the word “may” with “will” if these are principal investment strategies of the Fund. If not, please move this disclosure to the “Additional Investment Strategies and Risks” section of the prospectus.

Response:	The requested change has been made. The disclosure has been moved to the “Additional Investment Strategies and Risks” section of the prospectus.

Comment 5:	Sterling Capital Select Equity Fund’s “Principal Strategy” section states that the Fund may engage in securities lending. Please replace the word “may” with “will” if this is a principal investment strategy of the Fund. If not, please move this disclosure to the “Additional Investment Strategies and Risks” section of the prospectus.

Response:	The requested change has been made. The disclosure has been moved to the “Additional Investment Strategies and Risks” section of the prospectus.

Mr. Vincent Di Stefano	January 25, 2011

Comment 6:	Sterling Capital Select Equity Fund’s “Principal Strategy” section defines large companies as companies with market capitalizations within the range of those companies in the S&P 500® Index. Since the S&P 500® Index includes mid-cap and small-cap companies, please define large companies by reference to a large-cap index.

Response:	The Registrant believes that it is appropriate to define large companies by reference to the S&P 500® Index and respectfully declines to make the requested change. The S&P 500® Index is a market capitalization-weighted index that is widely viewed as the best gauge of the large-cap U.S. equities market. In particular, the Registrant notes that Standard & Poor’s website states that the S&P 500® Index “includes 500 blue chip, large cap stocks, which together represent about 75% of the total U.S. equities market.” See
http://www2.standardandpoors.com/spf/pdf/index/SP_US_Indices_FAQ.pdf.

Comment 7:	Please define “commodity-related securities” as the term is used in Sterling Capital Select Equity Fund’s “Principal Strategy” section.

Response:	The requested change has been made. The following disclosure has been added after the term “commodity-related securities”: “such as securities of mining or mineral companies.” In addition, this disclosure has been moved to the “Additional Investment Strategies and Risks” section of the prospectus.

Comment 8:	Please include disclosure in the Sterling Capital Select Equity Fund’s “Principal Strategy” section describing how the Fund’s portfolio manager decides which securities to sell.

Response:	The requested change has been made. The following disclosure has been added to the Fund’s “Principal Strategy”: “The portfolio manager may consider selling a stock owned by the Fund due to a change in the business or management of the company, a deterioration in the original purchase criteria, a decline in the stock’s rating, if the stock represents a disproportionately large position within the Fund’s portfolio (and the Fund’s position is trimmed), or if more attractive investment alternatives are identified.”

Comment 9:	Sterling Capital Mid Value Fund’s “Principal Strategy” section defines middle capitalization companies as those companies with market capitalizations between $500 million and $22 billion. Please explain the basis for the $22 billion maximum market capitalization.

Response:	The Registrant believes that $22 billion maximum market capitalization is an appropriate limit for purposes of defining “middle capitalization companies.” In this regard, the Registrant notes that the largest company by market cap in the Russell Midcap Index, which is constructed to provide a comprehensive and unbiased barometer of the mid-cap segment, was $22.066 billion as of December 31, 2010.

Comment 10:	Sterling Capital Mid Value Fund’s “Principal Strategy” section states that, under normal market conditions, the Fund invests primarily in domestically traded U.S. common stocks and U.S. traded equity stocks of foreign companies. Please clarify whether the Fund’s investments in foreign companies are also primarily in common stocks?

Mr. Vincent Di Stefano	January 25, 2011

Response:	The requested change has been made. The disclosure has been revised to read as follows: “Under normal market conditions, the Fund primarily invests in domestically traded U.S. common stocks, U.S. traded common stocks of foreign companies, and American Depositary Receipts.”

Comment 11:	Sterling Capital Mid Value Fund’s “Principal Strategy” section states that securities in which the Fund may invest include common stock, preferred stock, warrants, or debt instruments that are convertible to common stock. Please replace the word “may” with “will” if this is a principal investment strategy of the Fund. If not, please move this disclosure to the “Additional Investment Strategies and Risks” section of the prospectus.

Response:	The requested change has been made. The disclosure has been revised to reflect that the Fund will invest in common stocks as part of its principal investment strategy. Disclosure stating that the Fund may invest in preferred stocks, warrants, or debt instruments that are convertible to common stock has been moved to the “Additional Investment Strategies and Risks” section of the prospectus.

Comment 12:	Sterling Capital Mid Value Fund’s “Principal Strategy” section states that the Fund may engage in securities lending. Please replace the word “may” with “will” if this is a principal investment strategy of the Fund. If not, please move this disclosure to the “Additional Investment Strategies and Risks” section of the prospectus.

Response:	The requested change has been made. The disclosure has been moved to the “Additional Investment Strategies and Risks” section of the prospectus.

Comment 13:	Please include disclosure in Sterling Capital Mid Value Fund’s “Principal Strategy” section describing how the Fund’s portfolio manager decides which securities to sell.

Response:	The requested change has been made. The following disclosure has been added to the Fund’s “Principal Strategy”: “The portfolio manager may consider selling a stock owned by the Fund when the stock price exceeds the portfolio manager’s estimate of fair value, key fundamentals change and progress cannot be demonstrated, a company grows to 5% of the Fund’s portfolio (and the Fund’s position in the stock is trimmed), or more attractive investment alternatives are identified.”

Comment 14:	Sterling Capital Small Value Fund’s “Principal Strategy” section states that the Fund may engage in securities lending. Please replace the word “may” with “will” if this is a principal investment strategy of the Fund. If not, please move this disclosure to the “Additional Investment Strategies and Risks” section of the prospectus.

Response:	The requested change has been made. The disclosure has been moved to the “Additional Investment Strategies and Risks” section of the prospectus.

Comment 15:	Please provide disclosure required by Item 9(b)(7) of Form N-1A regarding whether Sterling Capital International Fund may engage in active and frequent trading of portfolio securities to achieve its principal investment strategy. If so, explain the risks and tax consequences to shareholders of increased portfolio turnover, and how the tax consequences of, or trading costs associated with, a Fund’s portfolio turnover may affect a fund’s performance.

Mr. Vincent Di Stefano	January 25, 2011

Response:	The following disclosure regarding whether the Funds (other than money market funds) may engage in active and frequent trading of portfolio securities is included in the “Additional Investment Strategies and Risks” sections of the Sterling Capital Funds Prospectuses.

“Each Stock Fund, Bond Fund, and Fund of Funds may trade securities actively, which could increase its transaction costs (thereby lowering its performance) and may increase the amount of taxes that you pay. Frequent and active trading may cause adverse tax consequences for shareholders by increasing the amount of a Fund’s realized capital gains, which in turn may result in increased taxable distributions to shareholders, and by increasing the proportion of the Fund’s realized capital gains that are short-term capital gains, which when distributed are generally taxable to shareholders at ordinary income rates.”

The Fund does not engage in frequent trading as part of its principal investment strategy. As such, disclosure regarding frequent trading has not been included in the Fund’s “Principal Strategy”.

Comment 16:	Sterling Capital International Fund’s “Principal Strategy” section states that the Fund will use futures, swaps, warrants, options and structured investments. Please review the disclosure regarding the Fund’s investments in, and risks relating to, derivatives in light of the guidance provided in the Commission’s Letter to the Investment Company Institute dated July 30, 2010 (the “Letter”) and make any necessary revisions to the disclosure.

Response:	The requested change has been made. The Fund’s “Principal Strategy” has been revised, in relevant part, to read as follows (new disclosure bolded): “The Fund will also use futures, swaps, warrants, options, and structured investments, which are types of derivatives, to hedge risk, and to remain fully invested, to maintain liquidity, to increase total return, or to manage exposure to a specific currency, country or region.”

The Fund’s “Principal Risk” disclosure has been revised and now reads as follows (new disclosure bolded; deleted disclosure ~~struckthrough~~):

“Derivatives Risk. The possibility that the Fund will suffer a loss from its use of ~~futures and swaps, which are forms of~~ derivatives. There is no guarantee that the use of derivatives will be effective or that suitable transactions will be available. The primary risk with many derivatives is that they can amplify a gain or loss, potentially earning or losing substantially more money than the actual cost of the derivative instrument. Even a small investment in derivatives can have a significant impact on the Fund’s exposure to securities markets values, interest rates or currency exchange rates. It is possible that the Fund’s liquid assets may be insufficient to support its obligations under its derivatives positions. Use of derivatives for non-hedging purposes is considered a speculative practice and involves greater risks than are involved in hedging. The Fund’s use of derivatives such as options, futures transactions and swap transactions involves other risks, such as the credit risk relating to the other party to a derivative contract (which is greater for swaps and other over-the-counter traded derivatives), the risk of difficulties in pricing and valuation, the risk that changes in the value of a derivative may not correlate perfectly with relevant assets, rates or indices, and the risk of losing more than the initial margin required to initiate derivatives

Mr. Vincent Di Stefano	January 25, 2011

positions. There is also the risk that the Fund may be unable to terminate or sell a derivatives position at an advantageous time or price.”

Comment 17:	Sterling Capital International Fund’s “Principal Strategy” section states that the Fund may engage in securities lending. Please replace the word “may” with “will” if this is a principal investment strategy of the Fund. If not, please move this disclosure to the “Additional Investment Strategies and Risks” section of the prospectus.

Response:	The requested change has been made. The disclosure has been moved to the “Additional Investment Strategies and Risks” section of the prospectus.

Comment 18:	Please include disclosure in Sterling Capital International Fund’s “Principal Strategy” section describing how the Fund’s portfolio manager decides which securities to sell.

Response:	The requested change has been made. The following disclosure has been added to the Fund’s “Principal Strategy”: “The portfolio manager will sell a security owned by the Fund if the portfolio manager believes that, on the upside, the security has run its course or, on the downside, the security has disappointed relative to peers. A security owned by the Fund also may be sold if the portfolio manager determines that the reasons for its purchase no longer exist, the security’s valuation no longer justifies the risk, the company’s balance sheet has deteriorated, the catalysts for purchase have disappeared, the company experiences a relative price decline, or the portfolio manager has lost confidence in senior management of the company.”

Comment 19:	Consider whether the investment objective of Sterling Capital Equity Income Fund should be current income with capital growth as a secondary objective in light of the Fund’s name.

Response:	The Registrant respectfully submits that the Fund’s investment objective is appropriate, particularly in light of the fact that “equity” is the first component of the Fund’s name and the Fund invests at least 80% of its net assets plus borrowings for investment purposes in equity securities.

Comment 20:	If Sterling Capital Equity Income Fund engages in value-style investing as part of its principal investment strategy, please include principal risk disclosure regarding value-style investing.

Response:	The Fund does not engage in value-style investing as part of its principal investment strategy.

Comment 21:	Sterling Capital Equity Income Fund’s “Principal Strategy” section states that the Fund may engage, to a significant degree, in writing covered call options. Please review the disclosure regarding the Fund’s investments in, and risks relating to, derivatives in light of the guidance provided in the Commission’s Letter and make any necessary revisions to the disclosure.

Response:	The requested change has been made. The Fund’s “Principal Strategy” has been revised, in relevant part, as follows (new disclosure bolded): “In addition, the Fund may engage, to a significant degree, in writing covered call options to generate income from premiums received in connection with the option.”

Mr. Vincent Di Stefano	January 25, 2011

Comment 22:	Sterling Capital Equity Income Fund’s “Principal Strategy” section states that, the Fund may invest in U.S. traded equity stocks of foreign companies with similar characteristics, including American Depositary Receipts (“ADRs”). Please clarify whether the Fund’s investments in foreign companies are also primarily in common stocks?

Response:	The requested change has been made. The disclosure has been revised to read as follows: “The Fund may also invest in U.S. traded common stocks of foreign companies with similar characteristics and American Depositary Receipts.”

Comment 23:	Sterling Capital Equity Income Fund’s “Principal Strategy” section states that the Fund may invest in common stock, preferred stock, warrants, ADRs, or debt instruments that are convertible to common stock. Please replace the word “may” with “will” if these are principal investment strategies of the Fund. If not, please move this disclosure to the “Additional Investment Strategies and Risks” section of the prospectus.

Response:	The requested change has been made. The Fund’s “Principal Strategy” has been revised to reflect that the Fund will invest in common stock, preferred stock, and ADRs as part of its principal investment strategy. Disclosure regarding the Fund’s investment in warrants and debt instruments that are convertible to common stock has been moved to the “Additional Investment Strategies and Risks” section of the prospectus.

Comment 24:	Sterling Capital Equity Income Fund’s “Principal Strategy” section states that the Fund may engage in securities lending. Please replace the word “may” with “will” if this is a principal investment strategy of the Fund. If not, please move this disclosure to the “Additional Investment Strategies and Risks” section of the prospectus.

Response:	The disclosure has been moved to the “Additional Investment Strategies and Risks” section of the prospectus.

Comment 25:	Please include disclosure in Sterling Capital Equity Income Fund’s “Principal Strategy” section describing how the Fund’s portfolio manager decides which securities to sell.

Response:	The requested change has been made. The following disclosure has been added to the Fund’s “Principal Strategy”: “The portfolio manager may consider selling a stock owned by the Fund when the factors that induced the portfolio manager to buy the stock have changed, the portfolio manager anticipates a negative change in the company’s dividend policy, or the stock represents a disproportionately large position within the Fund’s portfolio (and the Fund’s position is trimmed).”

Comment 26:	Sterling Capital Special Opportunities Fund’s “Principal Strategy” section states that the Fund may engage, to a significant degree, in writing covered call options. Please review the disclosure regarding the Fund’s investments in, and risks relating to, derivatives in light of the guidance provided in the Commission’s Letter and make any necessary revisions to the disclosure.

Response:	The requested change has been made. The Fund’s “Principal Strategy” has been revised, in relevant part, to read as follows (new disclosure bolded): “In addition, the

Mr. Vincent Di Stefano	January 25, 2011

Fund may engage, to a significant degree, in writing covered call options to generate income from premiums received in connection with the option.”

Comment 27:	Sterling Capital Special Opportunities Fund’s “Principal Strategy” section states that the Fund may engage in securities lending. Please replace the word “may” with “will” if this is a principal investment strategy of the Fund. If not, please move this disclosure to the “Additional Investment Strategies and Risks” section of the prospectus.

Response:	The requested change has been made. The disclosure has been moved to the “Additional Investment Strategies and Risks” section of the prospectus.

Comment 28:	Please include disclosure in Sterling Capital Special Opportunities Fund’s “Principal Strategy” section describing how the Fund’s portfolio manager decides which securities to sell.

Response:	The requested change has been made. The following disclosure has been added to the Fund’s “Principal Strategy”: “The portfolio manager may consider selling a stock owned by the Fund when the factors that induced the portfolio manager to buy the stock have changed, the company faces earnings growth risk or has issued substantial new debt, or the stock represents a disproportionately large position within the Fund’s portfolio (and the Fund’s position is trimmed).”

Comment 29:	Sterling Capital Short-Term Bond Fund’s “Principal Strategy” section states that the Fund may invest in certain types of derivative instruments. Please review the disclosure regarding the Fund’s investments in, and risks relating to, derivatives in light of the guidance provided in the Commission’s Letter and make any necessary revisions to the disclosure.

Response:	The requested change has been made. The Fund’s “Principal Strategy” has been revised, in relevant part, to read as follows (new disclosure bolded): “The Fund may invest in certain types of derivative instruments for hedging and investment purposes. Although the Fund may invest in derivatives of any kind, the Fund currently expects to invest in futures contracts to gain efficient investment exposures as an alternative to cash investments or to hedge against portfolio exposures, and credit default swaps and interest rate swaps to gain indirect exposure to interest rates, issuers, or currencies, or to hedge against portfolio exposures.”

The Fund’s “Principal Risk” disclosure has been revised as follows (new disclosure bolded):

“Derivatives Risk. The possibility that the Fund will suffer a loss from its use of derivatives. There is no guarantee that the use of derivatives will be effective or that suitable transactions will be available. The primary risk with many derivatives is that they can amplify a gain or loss, potentially earning or losing substantially more money than the actual cost of the derivative instrument. Even a small investment in derivatives can have a significant impact on the Fund’s exposure to securities markets values, interest rates or currency exchange rates. It is possible that the Fund’s liquid assets may be insufficient to support its obligations under its derivatives positions. Use of derivatives for non-hedging purposes is considered a speculative practice and involves greater risks than are involved in hedging. The Fund’s use of derivatives such as futures transactions and swap transactions

Mr. Vincent Di Stefano	January 25, 2011

involves other risks, such as the credit risk relating to the other party to a derivative contract (which is greater for swaps and other over-the-counter traded derivatives), the risk of difficulties in pricing and valuation, the risk that changes in the value of a derivative may not correlate perfectly with relevant assets, rates or indices, and the risk of losing more than the initial margin required to initiate derivatives positions. There is also the risk that the Fund may be unable to terminate or sell a derivatives position at an advantageous time or price.”

Comment 30:	Sterling Capital Short-Term Bond Fund’s “Principal Strategy” section states that the Fund may invest in municipal securities, convertible securities, including convertible bonds and preferred stocks, and cash equivalents. Please replace the word “may” with “will” if these are principal investment strategies of the Fund. If not, please move this disclosure to the “Additional Investment Strategies and Risks” section of the prospectus.

Response:	The requested change has been made. The Fund’s “Principal Strategy” has been revised to state that the Fund will invest in municipal securities, convertible securities, including convertible bonds and preferred stocks, and cash equivalents.

Comment 31:	Sterling Capital Short-Term Bond Fund’s “Principal Strategy” section states that the Fund may engage in securities lending. Please replace the word “may” with “will” if this is a principal investment strategy of the Fund. If not, please move this disclosure to the “Additional Investment Strategies and Risks” section of the prospectus.

Response:	The requested change has been made. The disclosure has been moved to the “Additional Investment Strategies and Risks” section of the prospectus.

Comment 32:	Please include disclosure in Sterling Capital Short-Term Bond Fund’s “Principal Strategy” section describing how the Fund’s portfolio manager decides which securities to sell.

Response:	The requested change has been made. The following disclosure has been added to the Fund’s “Principal Strategy”: “The portfolio manager may consider selling a security owned by the Fund to reduce exposure to a particular sector, if the portfolio manager sees a deterioration in the underlying fundamentals of an issuer or if the actions of the issuer violate the investment thesis of owning the security, when the portfolio managers finds other attractive securities that the portfolio manager believes are less expensive and offer relatively greater income or growth potential, and in response to macro level adjustments to duration and yield curve contributions.”

Comment 33:	Sterling Capital Intermediate U.S. Government Fund’s “Principal Strategy” section states that the Fund may invest in short-term obligations, asset-backed securities, corporate bonds and the shares of other investment companies. Please replace the word “may” with “will” if these are principal investment strategies of the Fund. If not, please move this disclosure to the “Additional Investment Strategies and Risks” section of the prospectus.

Response:	The requested change has been made. The Fund’s “Principal Strategy” has been revised to state that the Fund will invest in short-term obligations, asset-backed securities, corporate bonds and the shares of other investment companies.

Mr. Vincent Di Stefano	January 25, 2011

Comment 34:	Sterling Capital Intermediate U.S. Government Fund’s “Principal Strategy” section states that the Fund may engage in securities lending. Please replace the word “may” with “will” if this is a principal investment strategy of the Fund. If not, please move this disclosure to the “Additional Investment Strategies and Risks” section of the prospectus.

Response:	The requested change has been made. The disclosure has been moved to the “Additional Investment Strategies and Risks” section of the prospectus.

Comment 35:	Please include disclosure in Sterling Capital Intermediate U.S. Government Fund’s “Principal Strategy” section describing how the Fund’s portfolio manager decides which securities to sell.

Response:	The requested change has been made. The following disclosure has been added to the Fund’s “Principal Strategy”: “The portfolio manager may consider selling a security owned by the Fund to manage the Fund’s price sensitivity, to reposition the Fund to a more favorable portion of the yield curve, or to purchase securities that the portfolio manager believes offer greater total return potential than existing holdings.”

Comment 36:	Please provide disclosure required by Item 9(b)(7) of Form N-1A regarding whether Sterling Capital Total Return Bond Fund may engage in active and frequent trading of portfolio securities to achieve its principal investment strategy. If so, explain the risks and tax consequences to shareholders of increased portfolio turnover, and how the tax consequences of, or trading costs associated with, a Fund’s portfolio turnover may affect a fund’s performance.

Response:	Disclosure regarding whether the Funds (other than money market funds) may engage in active and frequent trading of portfolio securities is included in the “Additional Investment Strategies and Risks” sections of the Sterling Capital Funds Prospectuses.

“Each Stock Fund, Bond Fund, and Fund of Funds may trade securities actively, which could increase its transaction costs (thereby lowering its performance) and may increase the amount of taxes that you pay. Frequent and active trading may cause adverse tax consequences for shareholders by increasing the amount of a Fund’s realized capital gains, which in turn may result in increased taxable distributions to shareholders, and by increasing the proportion of the Fund’s realized capital gains that are short-term capital gains, which when distributed are generally taxable to shareholders at ordinary income rates.”

The Fund does not engage in frequent trading as part of its principal investment strategy. As such, disclosure regarding frequent trading has not been included in the Fund’s “Principal Strategy”.

Comment 37:	Sterling Capital Total Return Bond Fund’s “Principal Strategy” section states that the Fund may invest in certain types of derivative instruments. Please review the disclosure regarding the Fund’s investments in, and risks relating to, derivatives in light of the guidance provided in the Commission’s Letter and make any necessary revisions to the disclosure.

Response:	The requested change has been made. The Fund’s “Principal Strategy” has been revised, in relevant part, to read as follows (new disclosure bolded): “The Fund may invest in certain types of derivative instruments for hedging and investment

Mr. Vincent Di Stefano	January 25, 2011

purposes. Although the Fund may invest in derivatives of any kind, the Fund currently expects to invest in futures contracts to gain efficient investment exposures as an alternative to cash investments or to hedge against portfolio exposures, and credit default swaps and interest rate swaps to gain indirect exposure to interest rates, issuers, or currencies, or to hedge against portfolio exposures.”

The Fund’s Principal Risk disclosure has been revised as follows (new disclosure bolded):

“Derivatives Risk. The possibility that the Fund will suffer a loss from its use of derivatives. There is no guarantee that the use of derivatives will be effective or that suitable transactions will be available. The primary risk with many derivatives is that they can amplify a gain or loss, potentially earning or losing substantially more money than the actual cost of the derivative instrument. Even a small investment in derivatives can have a significant impact on the Fund’s exposure to securities markets values, interest rates or currency exchange rates. It is possible that the Fund’s liquid assets may be insufficient to support its obligations under its derivatives positions. Use of derivatives for non-hedging purposes is considered a speculative practice and involves greater risks than are involved in hedging. The Fund’s use of derivatives such as futures transactions and swap transactions involves other risks, such as the credit risk relating to the other party to a derivative contract (which is greater for swaps and other over-the-counter traded derivatives), the risk of difficulties in pricing and valuation, the risk that changes in the value of a derivative may not correlate perfectly with relevant assets, rates or indices, and the risk of losing more than the initial margin required to initiate derivatives positions. There is also the risk that the Fund may be unable to terminate or sell a derivatives position at an advantageous time or price.”

Comment 38:	Sterling Capital Total Return Bond Fund’s “Principal Strategy” section states that the Fund may engage in securities lending. Please replace the word “may” with “will” if this is a principal investment strategy of the Fund. If not, please move this disclosure to the “Additional Investment Strategies and Risks” section of the prospectus.

Response:	The requested change has been made. The disclosure has been moved to the “Additional Investment Strategies and Risks” section of the prospectus.

Comment 39:	Please include disclosure in Sterling Capital Total Return Bond Fund’s “Principal Strategy” section describing how the Fund’s portfolio manager decides which securities to sell.

Response:	The requested change has been made. The following disclosure has been added to the Fund’s “Principal Strategy”: “The portfolio manager may consider selling a security owned by the Fund to reduce exposure to a particular sector, if the portfolio manager sees a deterioration in the underlying fundamentals of an issuer or if the actions of the issuer violate the investment thesis of owning the security, when the portfolio managers finds other attractive securities that the portfolio manager believes are less expensive and offer relatively greater income or growth potential, and in response to macro level adjustments to duration and yield curve contributions.”

Comment 40:	Please indicate what types of municipal securities each of Sterling Capital Kentucky Intermediate Tax-Free Fund, Sterling Capital Maryland Intermediate Tax-Free Fund, Sterling Capital North Carolina Intermediate Tax-Free Fund, Sterling Capital South Carolina Intermediate Tax-Free Fund, Sterling Capital Virginia Intermediate Tax-Free

Mr. Vincent Di Stefano	January 25, 2011

Fund, and Sterling Capital West Virginia Intermediate Tax-Free Fund (collectively, the “Tax-Free Funds”) may invest in.

Response:	The requested change has been made. Each Tax-Free Fund’s “Principal Strategy” has been revised to state that the Fund will invest in the following types of municipal securities:

- Municipal notes and bonds;

- General obligation bonds;

- Special revenue bonds;

- Private activity bonds;

- Lease obligations;

- Certificates of participation;

- Variable rate demand notes; and

- Tax-exempt commercial paper.

Comment 41:	With regard to each Tax-Free Fund, please describe the material risks applicable to the particular state in which the Fund invests, if any.

Response:	Each Tax-Free Fund’s “Principal Risk” disclosure has been reviewed by counsel in each state in which the respective Tax-Free Funds focus their investments. Based on those reviews, the Registrant confirms that the material risks applicable to the Tax-Free Funds are correctly stated in the applicable Sterling Capital Funds Prospectus.

Comment 42:	Each Tax-Free Fund’s “Principal Strategy” section indicates that the Fund may invest in certain other investment-grade debt securities. Please replace the word “may” with “will” if these are principal investment strategies of the Fund. If not, please move this disclosure to the “Additional Investment Strategies and Risks” section of the prospectus.

Response:	The requested change has been made. The disclosure has been moved to the “Additional Investment Strategies and Risks” section of the prospectus.

Comment 43:	Each Tax-Free Fund’s “Principal Strategy” section states that the Fund may engage in securities lending. Please replace the word “may” with “will” if this is a principal investment strategy of the Fund. If not, please move this disclosure to the “Additional Investment Strategies and Risks” section of the prospectus.

Response:	The requested change has been made. The disclosure has been moved to the “Additional Investment Strategies and Risks” section of the prospectus.

Comment 44:	Please include disclosure in each Tax-Free Fund’s “Principal Strategy” section describing how the Fund’s portfolio manager decides which securities to sell.

Response:	The requested change has been made. The following disclosure has been added to each Tax-Free Fund’s “Principal Strategy”: “The portfolio manager may consider selling a security owned by the Fund to reposition the Fund along the yield curve, to adjust the Fund’s average maturity or duration, to replace a security with one that the portfolio manager believes offers greater total return potential, or to exit a security whose credit fundamentals are deteriorating.”

Comment 45:	Sterling Capital National Tax-Free Money Market Fund’s “Principal Strategy” section

Mr. Vincent Di Stefano	January 25, 2011

indicates that the Fund may invest in tax-exempt and other fixed income securities, including, for example, variable rate demand instruments, municipal notes, general obligation bonds, special revenue bonds, private activity bonds, and tax-exempt commercial paper. Please replace the word “may” with “will” if these are principal investment strategies of the Fund. If not, please move this disclosure to the “Additional Investment Strategies and Risks” section of the prospectus.

Response:	The requested change has been made. The Fund’s “Principal Strategy” has been revised to reflect that the Fund will principally invest in the following securities: (a) tax-exempt securities such as the following types, some of which may be subject to credit enhancement: variable rate demand instruments, municipal notes, general obligation bonds, special revenue bonds, private activity bonds, and tax-exempt commercial paper; and (b) interests in securities of other investment companies.

Comment 46:	Sterling Capital National Tax-Free Money Market Fund’s “Principal Strategy” states that the Fund may engage in securities lending. Please replace the word “may” with “will” if this is a principal investment strategy of the Fund. If not, please move this disclosure to the “Additional Investment Strategies and Risks” section of the prospectus.

Response:	The requested change has been made. The disclosure has been moved to the “Additional Investment Strategies and Risks” section of the prospectus.

Comment 47:	Please include disclosure in Sterling Capital National Tax-Free Money Market Fund’s “Principal Strategy” section describing how the Fund’s portfolio manager decides which securities to sell.

Response:	The requested change has been made. The following disclosure has been added to the Fund’s “Principal Strategy”: “The Fund generally holds portfolio securities until such securities mature, but may dispose of securities (1) that fail to meet the investment adviser’s credit quality criteria, (2) to effect greater overall diversification of the Fund’s portfolio, or (3) to the extent required by Rule 2a-7 under the Investment Company Act of 1940.”

Comment 48:	Sterling Capital Prime Money Market Fund’s “Principal Strategy” section includes a list of short-term debt securities in which the Fund may invest. Please confirm that this list is exhaustive or, alternatively, add disclosure to make the list exhaustive.

Response:	The list of short-term debt securities in which the Fund may invest is exhaustive.

Comment 49:	Sterling Capital Prime Money Market Fund’s “Principal Strategy” section states that the Fund may engage in securities lending. Please replace the word “may” with “will” if this is a principal investment strategy of the Fund. If not, please move this disclosure to the “Additional Investment Strategies and Risks” section of the prospectus.

Response:	The requested change has been made. The disclosure has been moved to the “Additional Investment Strategies and Risks” section of the prospectus.

Comment 50:	Please include disclosure in Sterling Capital Prime Money Market Fund’s “Principal Strategy” section describing how the Fund’s portfolio manager decides which securities to sell.

Mr. Vincent Di Stefano	January 25, 2011

Response:	The requested change has been made. The following disclosure has been added to the Fund’s “Principal Strategy”: “The Fund generally holds portfolio securities until such securities mature, but may dispose of securities (1) that fail to meet the investment sub-adviser’s credit quality criteria, (2) to effect greater overall diversification of the Fund’s portfolio, or (3) to the extent required by Rule 2a-7 under the Investment Company Act of 1940.”

Comment 51:	Sterling Capital U.S. Treasury Money Market Fund’s “Principal Strategy” section includes disclosure regarding securities guaranteed by the Federal Deposit Insurance Corporation under its Temporary Liquidity Guarantee Program (the “Program”). Does the Fund hold any securities covered by the Program? If not, please delete this disclosure.

Response:	The Fund currently does not hold any securities covered by the Program, but may do so in the future. The disclosure in the Fund’s “Principal Strategy” has been streamlined and now reads as follows:

“For temporary defensive purposes, the Fund may invest any portion of its total assets in (i) cash, (ii) securities guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) under its Temporary Liquidity Guarantee Program, (iii) repurchase agreements that are secured with collateral guaranteed by the FDIC under its Temporary Liquidity Guarantee Program, (iv) debt securities issued or guaranteed by the U.S. government or its agencies and instrumentalities, and (v) repurchase agreements that are secured with collateral issued or guaranteed by the U.S. government or its agencies or instrumentalities. Each of these securities will be an “Eligible Security,” as defined in Rule 2a-7 under the Investment Company Act of 1940, that have been determined to present minimal credit risks and have a remaining maturity of 397 days or less.”

The following paragraph has been moved to the “Additional Investment Strategies and Risks” section of the prospectus:

“On October 14, 2008, the FDIC announced a Temporary Liquidity Guarantee Program, under which the FDIC guarantees, with the full faith and credit of the U.S. government, the payment of principal and interest on certain debt issued by private entities through the earlier of maturity date of the debt or June 30, 2012. The interest on securities guaranteed by the FDIC under its Temporary Liquidity Guarantee Program may be subject to state and local taxes.”

Comment 52:	Sterling Capital U.S. Treasury Money Market Fund’s “Principal Strategy” section states that the Fund may engage in securities lending. Please replace the word “may” with “will” if this is a principal investment strategy of the Fund. If not, please move this disclosure to the “Additional Investment Strategies and Risks” section of the prospectus.

Response:	The requested change has been made. The disclosure has been moved to the “Additional Investment Strategies and Risks” section of the prospectus.

Comment 53:	Please include disclosure in Sterling Capital U.S. Treasury Money Market Fund’s “Principal Strategy” section describing how the Fund’s portfolio manager decides which securities to sell.

Mr. Vincent Di Stefano	January 25, 2011

Response:	The requested change has been made. The following disclosure has been added to the Fund’s “Principal Strategy”: “The Fund generally holds portfolio securities until such securities mature, but may dispose of securities (1) that fail to meet the investment adviser’s credit quality criteria, (2) to effect greater overall diversification of the Fund’s portfolio, or (3) to the extent required by Rule 2a-7 under the Investment Company Act of 1940.”

Comment 54:	Please delete the first sentence of footnote 2 to the Annual Fund Operating Expenses table for each of Sterling Capital Strategic Allocation Conservative Fund, Sterling Capital Strategic Allocation Balanced Fund, Sterling Capital Strategic Allocation Growth Fund, and Sterling Capital Strategic Allocation Equity Fund (collectively, the “Strategic Allocation Funds”).

Response:	The requested change has been made.

Comment 55:	The investment ranges for the percentage of total assets that will be invested in equity, fixed income and money market underlying funds for Sterling Capital Strategic Allocation Conservative Fund (the “Conservative Fund”) and Sterling Capital Strategic Allocation Balanced Fund (the “Balanced Fund”) are almost identical. Please explain the differences between the principal investment strategies of the two Funds.

Response:	The investment ranges for the percentage of total assets that will be invested in equity, fixed income and money market underlying funds for the Conservative Fund and the Balanced Fund are similar but not identical. For example, the Conservative Fund may invest up to 75% of its total assets in fixed income underlying funds whereas the Balanced Fund may invest up to 55% of its total assets in fixed income underlying funds. The Registrant believes that the percentage ranges stated in the Funds’ prospectus are appropriate.

Comment 56:	If Sterling Capital Strategic Allocation Growth Fund engages in growth-style investing as part of its principal investment strategy, please include principal risk disclosure regarding growth-style investing.

Response:	Although the Fund does not engage in growth-style investing as part of its principal investment strategy, the Fund invests 60% to 90% of its total assets in Underlying Funds that invest mainly in equity securities. The Fund’s “Equity Fund” principal risk disclosure has been revised to include the following statement (new disclosure bolded): “Underlying Equity Funds may also be subject to investment style risk which is the risk that the particular market segment or investment style on which a fund focuses (e.g., value, growth, small cap, large cap) will underperform other kinds of investments.

Comment 57:	If Sterling Capital Strategic Allocation Equity Fund invests in underlying funds with exposure to small capitalization companies as part of its principal investment strategy, please include principal risk disclosure regarding investing in small capitalization companies.

Response:	The following principal risk disclosure has been added to “Equity Fund Risk” with respect to the Fund:

Mr. Vincent Di Stefano	January 25, 2011

“Investing in smaller, lesser-known companies involves greater risk than investing in those that are more established. A small company’s financial well-being may, for example, depend heavily on just a few products or services. In addition, small company stocks tend to trade less frequently than those of larger firms.”
If you have any further questions or comments please do not hesitate to call me at (202) 508-4662 or Molly Moore at (202) 508-4732.

Sincerely,
/s/ Melissa S. Gainor
Melissa S. Gainor

cc:	Alan G. Priest, Esq.
Alyssa Albertelli, Esq.
Molly Moore, Esq.

Mr. Vincent Di Stefano	January 25, 2011
EXHIBIT A
STERLING CAPITAL FUNDS
STATEMENT OF ADDITIONAL INFORMATION
FEBRUARY 1, 2011
NOTE REGARDING FUNDAMENTAL INVESTMENT RESTRICTIONS. Certain relevant limitations of the 1940 Act are described below. These limitations are based either on the 1940 Act itself, the rules or regulations thereunder or applicable orders of the SEC. In addition, interpretations and guidance provided by the SEC staff may be taken into account, where deemed appropriate by a Fund, to determine if an investment practice or the purchase of securities or other instruments is permitted by the 1940 Act, the rules or regulations thereunder or applicable orders of the SEC.
Under the 1940 Act, a “diversified company,” as to 75% of its total assets, may not purchase securities of any issuer (other than obligations of, or guaranteed by, the U.S. government, its agencies or its instrumentalities) if, as a result, more than 5% of the value of its total assets would be invested in the securities of such issuer or more than 10% of the issuer’s voting securities would be held by the fund. “Concentration” is generally interpreted under the 1940 Act to be investing more than 25% of total assets in an industry or group of industries.
The 1940 Act also limits the amount that a Fund may invest in other investment companies, prohibiting the Fund from (i) owning more than 3% of the total outstanding voting stock of a single other investment company; (ii) investing more than 5% of its total assets in the securities of a single other investment company; and (iii) investing more than 10% of its total assets in securities of all other investment companies. Pursuant to exemptive relief granted by the SEC to iShares® as well as procedures approved by the Board of Trustees, the Equity Income Fund may invest in iShares® in excess of the 5% and 10% limits described in this paragraph, provided that the Equity Income Fund has described ETF investments in its prospectus and otherwise complies with the conditions of the exemptive relief, as they may be amended, and any other applicable investment limitations. In addition, pursuant to exemptive rules under the 1940 Act, each of the Funds may invest in shares of affiliated and unaffiliated money market funds to the extent permitted by its investment strategy.
The 1940 Act restricts the ability of any mutual fund to lend. Under the 1940 Act, a Fund may only make loans if expressly permitted to do so by a Fund’s investment policies, and a Fund may not make loans to persons who control or are under common control with a Fund. Thus, the 1940 Act effectively prohibits a Fund from making loans to certain persons when conflicts of interest or undue influence are most likely present.
The 1940 Act limits a Fund’s ability to borrow money, prohibiting a fund from issuing senior securities, except that it may borrow from any bank, provided that immediately after any such borrowing there is an asset coverage of at least 300% for all borrowings by a fund and provided further, that in the event that such asset coverage shall at any time fall below 300%, a fund shall, within three days thereafter or such longer period as the SEC may prescribe by rules and

Mr. Vincent Di Stefano	January 25, 2011
regulations, reduce the amount of its borrowings to such an extent that the asset coverage of such borrowing shall be at least 300%.
The 1940 Act prohibits a diversified mutual fund from underwriting securities in excess of 25% of its total assets.
Additionally, a Fund’s ability to make certain types of investments (e.g., investments in commodities or real estate) may be limited by other applicable laws, rules, or regulations, including the Internal Revenue Code.